Contact

www.linkedin.com/in/tbludau
(LinkedIn)

Top Skills

Statistics
Data Analysis
SPSS

Certifications

Founding Member, Austin Women in Tech for Good

Tiffany Bennett, Ph.D.

VP of Operations at Fragment Media Group
Austin, Texas, United States

Summary

Dr. Bennett has over 15 years of experience developing and implementing human capital systems and a Ph.D. in Industrial/Organizational Psychology. Dr. Bennett’s experience includes HR consulting, survey development, implementation, and analysis, competency modeling and career pathing, the development and implementation of performance management processes, the evaluation of performance management systems, the development of performance standards, the development and validation of multiple personnel selection assessments, and organizational assessment and design.

Experience

Fragment Media Group

5 years 5 months

VP Of Operations

October 2022 - Present (2 years 8 months)
Austin, Texas, United States

Director Of Operations

January 2020 - October 2022 (2 years 10 months)
Austin, Texas, United States

Nautilus Magazine

Board Member

March 2019 - Present (6 years 3 months)
New York, NY

The Daily Dot

8 years 6 months

Director Of Operations

December 2017 - October 2022 (4 years 11 months)
Austin, Texas Area

HR Manager

September 2015 - December 2017 (2 years 4 months)

Austin, Texas Area

HR Analyst

May 2014 - September 2015 (1 year 5 months)

Austin, Texas Area

Tiffany Bennett, Ph.D. - Independent Contractor

Consultant

February 2014 - May 2014 (4 months)

Independent contractor - Supporting organizational development and industrial/organizational psychology related projects.

PDRI

Human Capital Consultant

January 2009 - January 2014 (5 years 1 month)

Arlington, VA

Provides full-range of human capital consulting services to a variety of clients in the Federal government, including, but not limited to:

• Conducting organizational reviews and providing guidance in implementing changes.

• Facilitating strategic planning discussions and defining organizational goals.

• Developing and maintaining competency models to include both foundational, leadership, and technical competencies and definitions, behavioral indicators, and other competency-related products.

• Developing career paths, training plans, and other developmental tools for individual career development.

• Developing performance management systems.

• Evaluating performance management systems to identify training needs and potential improvements.

• Developing competency-based screening questionnaires, interviews, and other assessments.

Researches and applies current best practices to address existing and future workforce challenges.

Utilizes archival and collected data to address business challenges.

U.S. Army Research Institute

Consortium Fellow

June 2006 - January 2009 (2 years 8 months)

Arlington, VA

Worked on various projects including a meta-analysis on emotional intelligence and working with situational judgment tests created using a job-analysis based approach. Responsible for collection of articles, basic research, and data analysis.

Fannie Mae

Contractor - HR Consultant

March 2008 - December 2008 (10 months)

Washington, DC

Completed various projects including the development of an organizational culture survey and action-planning guide, developing an organization-wide competency model for recruitment purposes, and administering a developmental 360° tool for Fannie Mae leadership.

George Mason University

Lab Instructor/Adjunct Faculty

May 2004 - May 2007 (3 years 1 month)

Fairfax, VA

Taught laboratory sections of approximately 35 students each for core course in the School of Management; developed lab exercises and activities to facilitate learning of organizational behavior and prepared and graded quizzes, lab reports, and engaged students in applicable activities demonstrating concepts learned in lecture. Administered exams and met with students to review concepts, facilitate learning of course material, and to develop studying strategies.

Mirum Corporation

Consultant

July 2005 - June 2006 (1 year)

Assisted in developing a computer simulation for training and evaluation purposes for United States Army platoon leaders. Created toolkit of various assessments available and training programs and wrote situational judgment items to assess cultural adaptability of soldiers.

Beacon Associates, Inc.

Consultant

October 2005 - December 2005 (3 months)

Prepared report for the Federal Acquisition Advisory Panel and General Services Administration on the Federal Acquisition Workforce over the past 25 years.

United States Postal Service
Intern
May 2004 - August 2004 (4 months)
Washington, DC

Collaborated on numerous projects developing training programs for USPS employees.

Education

Rice University
B.A., Psychology, Managerial Studies · (1999 - 2003)

George Mason University
Ph.D., Industrial/Organizational Psychology · (2005 - 2008)

George Mason University
M.A., Industrial/Organizational Psychology · (2003 - 2005)